UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar to Acquire 100% of Viajanet, an Online Travel Agency in Brazil

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 6, 2022--Despegar.com, Corp. (NYSE: DESP) (“Despegar”), the leading online travel company in Latin America, today announced that it has agreed to acquire TVLX Viagens e Turismo S.A (“Viajanet”), one of the leading online travel agencies in Brazil, for a total consideration of approximately US$15 million and subject to customary closing conditions. Under the terms of the agreement, 60% of the purchase price will be payable at closing, 20% in 24 months and the remaining 20% in 36 months.

Viajanet recorded audited revenues of approximately US$30 million in 2019. During 2021, Viajanet’s online sales accounted for approximately 98% of total sales, with 88% of Gross Bookings originated in the B2C channel and the remainder via the B2B channel. In addition, 98% of Gross Bookings were within the Air segment of Brazil’s travel market, giving Despegar the opportunity to cross-sell its accommodation and other non-air product inventory to Viajanet’s existing customers.

Mr. Marcelo Grether, Chief M&A & New Business Officer of Despegar, said: “The acquisition of Viajanet, our third in the last two years in Brazil, is another step in our regional consolidation strategy that will enable us to deploy more of Despegar’s higher-margin non-air inventory through a new brand and its customer base while bolstering our team in the country. We expect to capture other significant synergies by leveraging Despegar’s technology platform to enhance Viajanet’s conversion rates and performance marketing capabilities, among other benefits.”

Mr. Paulo Nascimento, Chief Executive Officer of Viajanet, added: “We are thrilled to be joining the team at Despegar, a leading player in LatAm’s travel market. Becoming part of Despegar will give our customers access to a larger and more diverse inventory of travel products while also benefiting from the innovative technological capabilities behind its leading travel site.”

The closing of the transaction is expected to take place in the second quarter of 2022.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella and Koin, (the Company’s fintech business) in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

Contacts

Despegar
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: May 6, 2022